GDH 粵海投資有限公司
GUANGDONG INVESTMENT LIMITED

Our Ref.: GDI/166/TH/2003

2nd July, 2003

VIA AIR MAIL


03024371

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn.: Special Counsel
Office of International Corporate Finance

Dear Sirs,

Re: Guangdong Investment Limited (the "Company")
File Number: 82-3772
Rule 12g3-2 exemption

We refer to the Rule 12g3-2 exemption which has been granted by the Securities and Exchange Commission to the Company and enclose the following public documents of the Company for your records:

1. Monthly Returns on Movement of Listed Equity Securities for the months ended 30th April, 2003 and 31st May, 2003;

2. 37 sets of Director's/Chief Executive's Notice from:-
   (1) Mr. Wu Jiesi dated 12th May, 2003 (2 sets), 29th May, 2003 (4 sets) and 3rd June, 2003;
   (2) Mr. Li Wenyue dated 12th May, 2003, 21st May, 2003, 5th June, 2003 (2 sets), 6th June, 2003, 11th June, 2003 and 13th June, 2003;
   (3) Mr. Zhang Hui dated 12th May, 2003;
   (4) Mr. Li Kwok Po, David dated 12th May, 2003;
   (5) Mr. Chan Cho Chak, John dated 12th May, 2003;
   (6) Mr. Cheng Mo Chi, Moses dated 12th May, 2003;
   (7) Mr. Fung, Daniel Richard dated 12th May, 2003;
   (8) Mr. Ye Xuquan dated 12th May, 2003, 28th May, 2003, 17th June, 2003, 18th June, 2003, 19th June, 2003, 23rd June, 2003 and 2nd July, 2003;
   (9) Mr. Li Wai Keung dated 29th April, 2003 (amended) and 12th May, 2003;
   (10) Mr. Zhang Yaping dated 12th May, 2003;
   (11) Mr. Zhai Zhiming dated 12th May, 2003;
   (12) Mr. Wang Man Kwan, Paul dated 12th May, 2003 and 14th May, 2003;
   (13) Mr. Gu Shunan dated 12th May, 2003;
   (14) Ms. Wang Xiaofeng dated 12th May, 2003, 22nd May, 2003 and 20th June, 2003;
   (15) Mr. Yu Lai dated 12th May, 2003.

dw 7/8

...../P.2

香港干諾道中 148 號粵海投資大廈 28 及 29 樓
28/F. and 29/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong
電話 Tel: (852) 2860 4368 圖文傳真 Fax: (852) 2528 4386 國際網址 Internet: //www.gdi.com.hk

3. Form SC1 dated 26th May 2003;

4. Announcement dated 6th May, 2003.

Yours faithfully,
For and on behalf of
GUANGDONG INVESTMENT LIMITED



Theresa L. Ho
Company Secretary

Encls.

香港干諾道中 148 號粵海投資大廈 28 及 29 樓
28/F. and 29/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong
電話 Tel: (852) 2860 4368 圖文傳真 Fax: (852) 2528 4386 國際網址 Internet: //www.gdi.com.hk

FORM I

EXEMPTION NO.
82-3772

Monthly Return On Movement of Listed Equity Securities
For the month ended 30 April 2003

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar
(Name of Responsible Official)

Tel No.: 2980 1818

Date : 29 May 2003

(A) Information on Types of Listed Equity Securities :
(please **tick** wherever applicable)

1. Ordinary shares : ✓
2. Preference shares : ✓
3. Other classes of shares : ☐ please specify : ______
4. Warrants : ☐ please specify : ______

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,198,282,672	85,949	N/A
Increase / (Decrease) during the month	3,400,000	Nil	N/A
Balance at close of the month :	5,201,682,672	85,949	N/A

...../2

(D) **Details of Movement :**

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$0.5312	90,300,000	Nil	10,200,000	Nil	80,100,000	10,200,000
2. HK$0.74	17,700,000	Nil	5,000,000	Nil	12,700,000	5,000,000
3. HK$0.814	58,600,000	Nil	800,000	Nil	57,800,000	800,000
4. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
5. HK$0.96	106,500,000	Nil	Nil	Nil	106,500,000	
6. HK$1.22	0	55,900,000	Nil	Nil	55,900,000	
7. HK$2.892	2,660,000	Nil	Nil	45,000*	2,615,000	
8. HK$3.024	2,850,000	Nil	Nil	Nil	2,850,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. N/A Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES~~*						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
Total No. of ordinary shares~~/preference shares/other classes of shares~~ increased/(decreased) during the month :						16,000,000

Remarks : * 45,000 options lapsed on 30 April 2003.

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited



Name : Allan Tong
Title : Director - Share Registration

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31 May 2003

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar
(Name of Responsible Official)

Tel No.: 2980 1818

Date : 12 June 2003

(A) Information on Types of Listed Equity Securities :
(please **tick** wherever applicable)

1. Ordinary shares : ✓
2. Preference shares : ✓
3. Other classes of shares : ☐ please specify :
4. Warrants : ☐ please specify :

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,201,682,672	85,949	N/A
Increase / (Decrease) during the month	16,000,000	Nil	N/A
Balance at close of the month :	5,217,682,672	85,949	N/A

...../2

(D) Details of Movement :

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$0.5312	90,300,000	Nil	10,200,000	Nil	80,100,000	10,200,000
2. HK$0.74	17,700,000	Nil	5,000,000	Nil	12,700,000	5,000,000
3. HK$0.814	58,600,000	Nil	800,000	Nil	57,800,000	800,000
4. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
5. HK$0.96	106,500,000	Nil	Nil	Nil	106,500,000	
6. HK$1.22	0	55,900,000	Nil	Nil	55,900,000	
7. HK$2.892	2,660,000	Nil	Nil	45,000*	2,615,000	
8. HK$3.024	2,850,000	Nil	Nil	Nil	2,850,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. N/A Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES~~*						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :						16,000,000

Remarks : * 45,000 options lapsed on 30 April 2003.

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited



Name : Allan Tong
Title : Director - Share Registration

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WU (Surname)	JIESI (Other names)	武捷思
6. HKID/Passport No. P942529(6)	**Country of issue of Passport**	**9. Chinese Character Code** 297622121835
7. Address of Director 30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		**10. Daytime tel. No.** 28529366
		11. e-mail address jiesi@gdi.com.hk

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	124	201	201	5,000,000	HKD			0.740	301
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	27,000,000	0.52
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	27,000,000	0.52
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (**Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WU	JIESI	武捷思
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P942529(6)		297622121835
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529366
		11. e-mail address
		jiesi@gdi.com.hk

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	3,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	27,000,000	0.52
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	0.58
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		3,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WU (Surname)	JIESI (Other names)	武捷思
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P942529(6)		297622121835
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529366
		11. e-mail address
		jiesi@gdi.com.hk

12. Date of relevant event

26	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	1,000,000	HKD	1.390	1.373	0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	0.57
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	29,000,000	0.56
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

29	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3A

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WU	JIESI	武捷思
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P942529(6)		297622121835
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529366
		11. e-mail address
		jiesi@gdi.com.hk

12. Date of relevant event

27	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	150,000	HKD	1.380	1.360	0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	29,000,000	0.56
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	28,850,000	0.55
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

29	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WU (Surname)	JIESI (Other names)	武捷思
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P942529(6)		297622121835
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529366
		11. e-mail address
		jiesi@gdi.com.hk

12. Date of relevant event

28	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	500,000	HKD	1.360	1.360	0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	28,850,000	0.55
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	28,350,000	0.54
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

29	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

EXEMPTION NO. 82-3771

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WU (Surname)	JIESI (Other names)	武捷思
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P942529(6)		297622121835
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529366
		11. e-mail address
		jiesi@gdi.com.hk

12. Date of relevant event

29	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	2,450,000	HKD	1.360	1.354	0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	28,350,000	0.54
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	25,900,000	0.50
Short position		

17. *Capacity in which interests disclosed in Box 16 are held* (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

29	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

EXEMPTION NO. 82- [illegible]

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WU (Surname)	JIESI (Other names)	武捷思
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P942529(6)		297622121835
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529366
		11. e-mail address
		jiesi@gdi.com.hk

12. Date of relevant event

30	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	900,000	HKD	1.390	1.379		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	25,900,000	0.50
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	25,000,000	0.48
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		*Consideration - if derivatives granted by listed corporation*			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

03	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI	WENYUE	李文岳
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P965476(7)		262124291471
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604450
		11. e-mail address
		wenyue@gdi.com.hk

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	3,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	27,400,000	0.53
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,400,000	0.58
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		3,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position
TU BAI YANG	Flat F, 29th Floor, Block 2, Centenary Mansion, 1 Victoria Road, Hong Kong	400,000	

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,212,082,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI	WENYUE	李文岳
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P965476(7)		262124291471
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604450
		11. e-mail address
		wenyue@gdi.com.hk

12. Date of relevant event

20	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	5,000,000	HKD			0.5312	301
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,400,000	0.58
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,400,000	0.58
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

21	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI (Surname)	WENYUE (Other names)	李文岳
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P965476(7)		262124291471
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604450
		11. e-mail address
		wenyue@gdi.com.hk

12. Date of relevant event

02	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	200,000	HKD	1.400	1.393		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,400,000	0.58
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,200,000	0.58
Short position		

***17. Capacity in which interests disclosed in Box 16 are held* (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

05	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	4. Number of issued shares in class
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
LI (Surname)	WENYUE (Other names)	李文岳
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
P965476(7)		262124291471
7. Address of Director		10. Daytime tel. No.
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604450
		11. e-mail address
		wenyue@gdi.com.hk

12. Date of relevant event

03	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	500,000	HKD	1.380	1.380		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,200,000	0.58
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	29,700,000	0.57
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

05	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

EXEMPTION NO. 82-3771

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	4. Number of issued shares in class
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
LI (Surname)	WENYUE (Other names)	李文岳
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
P965476(7)		262124291471
7. Address of Director		10. Daytime tel. No.
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604450
		11. e-mail address
		wenyue@gdi.com.hk

12. Date of relevant event

05	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	1,000,000	HKD	1.440	1.412		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	29,700,000	0.57
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	28,700,000	0.55
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (**Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

06	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

EXEMPTION No. 82-3 ? ?

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI	WENYUE	李文岳
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P965476(7)		262124291471
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604450
		11. e-mail address
		wenyue@gdi.com.hk

12. Date of relevant event

09	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	2,300,000	HKD	1.450	1.430		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	28,700,000	0.55
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	26,400,000	0.51
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

11	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation			
GUANGDONG INVESTMENT LIMITED			
2. Stock code	270	**4. Number of issued shares in class**	
3. Class of shares	ORDINARY	5,217,682,672	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI (Surname)	WENYUE (Other names)	李文岳
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P965476(7)		262124291471
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604450
		11. e-mail address
		wenyue@gdi.com.hk

12. Date of relevant event

10	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	1,000,000	HKD	1.470	1.456		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	26,400,000	0.51
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	25,400,000	0.49
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

13	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
ZHANG (Surname)	HUI (Other names)	張輝
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R150441(9)		17286540
7. Address of Director		**10. Daytime tel. No.**
28/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604438
		11. e-mail address
		zh@gdi.com.hk

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	3,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,000,000	0.10
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,000,000	0.15
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		3,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI	KWOK PO, DAVID	李國寶
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A982004(6)		262109481405
7. Address of Director		**10. Daytime tel. No.**
22/F., Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong		28423206
		11. e-mail address

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	1,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,000,000	0.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,000,000	0.08
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial notification or notice of ;

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 18 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	4. Number of issued shares in class
3. Class of shares	ORDINARY	5,206,682,572

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
CHAN	CHO CHAK, JOHN	陳祖澤
(Surname)	(Other names)	
6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
A180332(5)		7115 4371 3419
7. Address of Director		10. Daytime tel. No.
No. 1 Po Lun Street, Lai Chi Kok, Kowloon		27868812
		11. e-mail address

12. Date of relevant event

07	08	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	1,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,000,000	0.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,000,000	0.08
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	408	08/08/2003	07/08/2008	0.000	1.220		1,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,872

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
CHENG	MO CHI, MOSES	[illegible]
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
A904739(8)		6774 1970 2535
7. Address of Director		**10. Daytime tel. No.**
Room 1225, Prince's Building, 10 Chater Road, Central, Hong Kong		25337755
		11. e-mail address

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	1,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,000,000	0.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,000,000	0.08
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
FUNG	DANIEL RICHARD	馮華健
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E498456(4)		745854780256
7. Address of Director		**10. Daytime tel. No.**
10th Floor, Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong		25242222
		11. e-mail address

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	1,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,000,000	0.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,000,000	0.08
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

ime of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YE (Surname)	XUQUAN (Other names)	叶旭全
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R004702(2)		067324850356
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529928
		11. e-mail address

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	3,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	27,000,000	0.52
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	0.58
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		3,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YE (Surname)	XUQUAN (Other names)	叶旭全
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R004702(2)		067324850356
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529928
		11. e-mail address

12. Date of relevant event

26	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	5,000,000	HKD			0.5312	301
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	0.57
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	0.57
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

Form 3A.

26. Number of attachments 0

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

82-3772

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YE	XUQUAN	叶旭全
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R004702(2)		067324850356
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529928
		11. e-mail address

12. Date of relevant event

16	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	500,000	HKD	1.520	1.512		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	0.57
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	29,500,000	0.57
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

17	06	2003
(day)	(month)	(year)

25. Number of continuation sheets: 0

26. Number of attachments: 0

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class** 5,217,682,672
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YE (Surname)	XUQUAN (Other names)	叶旭全
6. HKID/Passport No. R004702(2)	**Country of issue of Passport**	**9. Chinese Character Code** 067324850356
7. Address of Director 30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		**10. Daytime tel. No.** 28529928
		11. e-mail address

12. Date of relevant event

17	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	122	201	- Select -	100,000	HKD	1.530	1.525		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before *the relevant event*

	Total number of shares	Percentage figure (%)
Long position	29,500,000	0.57
Short position		

16. Total shares in listed corporation immediately after *the relevant event*

	Total number of shares	Percentage figure (%)
Long position	29,400,000	0.56
Short position		

17. Capacity in which interests disclosed in Box 16 are held *(required for Initial Notification only)*

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

18	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	4. Number of issued shares in class
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
YE	XUQUAN	叶旭全
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
R004702(2)		067324850356
7. Address of Director		10. Daytime tel. No.
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529928
		11. e-mail address

12. Date of relevant event

18	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	122	201	- Select -	28,000	HKD	1.510	1.464		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	29,400,000	0.56
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	29,372,000	0.56
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

19	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YE (Surname)	XUQUAN (Other names)	叶旭全
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R004702(2)		067324850356
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604368
		11. e-mail address

12. Date of relevant event

19	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	2,600,000	HKD	1.500	1.492		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	29,372,000	0.56
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	26,772,000	0.51
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

23	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

EXEMPTION No. 82-3771

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,218,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YE	XUQUAN	叶旭全
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R004702(2)		067324850356
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604368
		11. e-mail address

12. Date of relevant event

27	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	100,000	HKD	1.400	1.400		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	26,772,000	0.51
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	26,672,000	0.51
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

02	07	2003
(day)	(month)	(year)

25. Number of continuation sheets: 0

26. Number of attachments: 0

FORM 3 A

AMENDED

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,201,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI	WAI KEUNG	李偉強
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E955031(7)		262102511730
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529837
		11. e-mail address
		rickyli@gdh.com.hk

12. Date of relevant event

28	04	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	800,000	HKD	1.090	1.088		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,500,000	0.09
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,700,000	0.07
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						

AMENDED

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

ame of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

29	04	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

EXEMPTION NO. 82-37[illegible]

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI	WAI KEUNG	李偉強
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E955031(7)		262102511730
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529837
		11. e-mail address
		rickyli@gdh.com.hk

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	1,500,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,700,000	0.07
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,200,000	0.10
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,500,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code 270		**4. Number of issued shares in class**
3. Class of shares ORDINARY		5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
ZHANG (Surname)	YAPING (Other names)	張亞平
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P006038(4)		172800681627
7. Address of Director		**10. Daytime tel. No.**
28/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604438
		11. e-mail address
		szyp@gdi.com.hk

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	1,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	27,000,000	0.52
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	28,000,000	0.54
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
ZHAI	ZHIMING	翟治明
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R023093(5)		504931122494
7. Address of Director		**10. Daytime tel. No.**
26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529830
		11. e-mail address
		zmz@gdh.com.hk

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121	- Select -	201	1,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,000,000	0.04
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,000,000	0.06
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WANG	MAN KWAN, PAUL	王萬鈞
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E765340(2)		376955026874
7. Address of Director		**10. Daytime tel. No.**
28/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604368
		11. e-mail address
		paulwang@gdi.com.hk

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	1,500,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,000,000	0.08
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,500,000	0.11
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,500,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WANG (Surname)	MAN KWAN, PAUL (Other names)	王萬鈞
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E765340(2)		376955026874
7. Address of Director		**10. Daytime tel. No.**
28/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604368
		11. e-mail address
		paulwang@gdi.com.hk

12. Date of relevant event

13	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	122	201	- Select -	300,000	HKD	1.250	1.247		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,500,000	0.11
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,200,000	0.10
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy): Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

14	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
GU (Surname)	SHUNAN (Other names)	古樹南
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P797476(4)		065728850589
7. Address of Director		**10. Daytime tel. No.**
26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529225
		11. e-mail address

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) — Before relevant event	Code describing capacity in which shares were/are held (see Table 2) — After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange — Highest price per share	On Exchange — Average price per share	Off Exchange — Average consideration per share	Off Exchange — Consideration Code (see Table 3)
Long position	121	- Select -	201	1,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,076,000	0.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,076,000	0.08
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares — Long position	Number of shares — Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) — Begins	Exercise period (dd/mm/yyyy) — Ends	Consideration - if derivatives granted by listed corporation — Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WANG	XIAOFENG	王小峰
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R093297(2)		376914201496
7. Address of Director		**10. Daytime tel. No.**
26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529972
		11. e-mail address
		wxf@gdh.com.hk

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) - Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange - Highest price per share	On Exchange - Average price per share	Off Exchange - Average consideration per share	Off Exchange - Consideration Code (see Table 3)
Long position	121	- Select -	201	1,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,080,000	0.04
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,080,000	0.06
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares - Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) - Begins	Ends	Consideration - if derivatives granted by listed corporation - Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,212,082,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WANG (Surname)	XIAOFENG (Other names)	王小峰
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R093297(2)		376914201496
7. Address of Director		**10. Daytime tel. No.**
26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529972
		11. e-mail address
		wxf@gdh.com.hk

12. Date of relevant event

22	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange Highest price per share	On Exchange Average price per share	Off Exchange Average consideration per share	Off Exchange Consideration Code (see Table 3)
Long position	122	201	- Select -	80,000	HKD	1.350	1.350		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,080,000	0.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,000,000	0.06
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares Long position	Number of shares Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

22	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

82-377

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,217,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WANG (Surname)	XIAOFENG (Other names)	王小峰
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R093297(2)		376914201496
7. Address of Director		**10. Daytime tel. No.**
29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529972
		11. e-mail address
		wxf@gdh.com.hk

12. Date of relevant event

20	06	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	120,000	HKD	1.440	1.440		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,000,000	0.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,120,000	0.06
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

20	06	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

Form 3A.

26. Number of attachments 0

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,206,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YU	LAI	禹來
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
G05227912	PEOPLE'S REPUBLIC OF CHINA	
7. Address of Director		**10. Daytime tel. No.**
Room 2701, Building B, Honghao Garden, No. 2004 Xiangmei Road, Shenzhen, People's Republic of China		862085590001
		11. e-mail address

12. Date of relevant event

07	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	1,000,000	HKD			0.000	- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,000,000	0.02
Short position		

17. *Capacity in which interests disclosed in Box 16 are held* (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/08/2003	07/08/2008	0.000	1.220		1,000,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.



Companies Registry
公司註冊處

03 JUL -8 AM 7:21

Form 表格 SC1

EXEMPTION No. 82-3772

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

1 Company Name 公司名稱

GUANGDONG INVESTMENT LIMITED 粵海投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
15	04	2003	To 至	07	05	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) HK$ 4,200,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] HK$ 1,757,760.00

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配)

HK$ 2,603,341,336.00
US$ 85,949.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary Shares	1,800,000	HK$0.50	HK$0.5312	-	HK0.0312	HK$56,160.00
Ordinary Shares	5,800,000	HK$0.50	HK$0.74	-	HK0.24	HK$1,392,000.00
Ordinary Shares	400,000	HK$0.50	HK$0.814	-	HK0.314	HK$125,600.00
Ordinary Shares	400,000	HK$0.50	HK$0.96	-	HK0.46	HK$184,000.00

Presentor's Name and Address
提交人的姓名及地址

TENGIS LIMITED
G/F BANK OF EAST ASIA HARBOUR VIEW CENTRE
56 GLOUCESTER ROAD
WANCHAI
HONG KONG

OUR REF:

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

28/05/2003 EE468078
CR No. : -031340-
Sh. Form : SC1
08 $1,758.00
------------ ---------------
TOTAL(CHQ) $1,758.00

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
			N/A		

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
HO LAM LAI PING THERESA (INVESTOR)	FLT 3013 30/F BLK A KORNHILL 29-31 HONG SHING ST HONG KONG	600,000		
LI WAI KEUNG (INVESTOR)	FLT 1 11/F BLK C BEVERLY HILL 6 BROADWOOD ROAD HAPPY VALLEY HONG KONG	800,000		
TAM CHIU PANG JAFFE (INVESTOR)	FLAT 1A BLOCK 5 NO 1 HEE WONG TERRACE KENNEDY TOWN HONG KONG	200,000		
TAO EDWIN (INVESTOR)	FLAT D 17/F BLOCK 9 DISCOVERY PARK TSUEN WAN NEW TERRITORIES	800,000		
WANG MAN KWAN PAUL (INVESTOR)	FLAT 6B FOOK YEE GARDEN 278 PRINCE EDWARD ROAD WEST KOWLOON	1,000,000		
WU JIESI (INVESTOR)	FLT C 36/F BLK 2 CENTENARY MANSION 1 VICTORIA ROAD HONG KONG	5,000,000		
	Total Shares Allotted by Class 各類股份分配總額	8,400,000		

Signed 簽名 :

(Name 姓名) : (Ho Lam Lai Ping, Theresa) Date 日期 : 26 May 2003

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

The Standard
7th May, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


GDH

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

REPAYMENT AND SETTLEMENT OF ALL OUTSTANDING RESTRUCTURING DEBTS

The Board refers to the Company's Announcement. Further to that Announcement, on 2 May 2003, all the Restructuring Debts under the Master Override Agreement was repaid or settled. Upon payment of all outstanding professional fees (which the Company is either in the course of settling or will pay upon receipt of payment invoices), the Master Override Agreement will have been completed and the Company will be at that time fully released from any further obligations under, and will have successfully exited from, its debt restructuring completely.

The board of directors (the "**Board**") of Guangdong Investment Limited (the "**Company**") refers to the Company's 2002 annual results announcement dated 11 April 2003 (the "**Announcement**"). As noted in the Announcement, in December 2000 when the Company's debt restructuring scheme commenced, debts subject to restructuring at the Company level amounted to HK$4.52 billion and debts subject to restructuring at selected stand-alone subsidiaries amounted to an additional HK$2.27 billion. Over the last two years, the Company and its stand-alone subsidiaries have made significant progress in paying down those debts.

Further to the Announcement, the Board is pleased to announce that on 2 May 2003, all outstanding financial indebtedness of the Company (including those under guarantees issued by the Company) (the "**Restructuring Debts**") under the debt restructuring scheme pursuant to the Master Override Agreement dated 15 December 2000 between the Company and its financial creditors (the "**Master Override Agreement**") was repaid or settled in full. With the stand-alone override agreements relating to the debt restructuring schemes for the stand-alone subsidiaries of the Company all having been completed, upon payment of all outstanding professional fees (which the Company is either in the course of settling or will pay upon receipt of payment invoices, expected to be received in or about one month's time), the Master Override Agreement will have been completed and terminate automatically and the Company will be at that time fully released from any further obligations under, and will have successfully exited from, its debt restructuring completely.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Li Wenyue
Chairman

Hong Kong, 6 May 2003